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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	KRATZ, OWEN		CAL DIVE INTERNATIONAL, INC. "CDIS"
	400 N. Sam Houston Parkway, E. Suite 400	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			NOVEMBER 26, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Houston, Texas 77060 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				CHAIRMAN & CHIEF EXECUTIVE OFFICER

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Cal Dive International, Inc. Common Stock		11/26/02											500,000		I		(1)

														2,008,958		D (2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Variable Prepaid Forward Transaction		(2)		11/26/02		---		J			(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		10/08 (2)		Common Stock	300,000		(2)		(2)		D

Explanation of Responses:

(1) Owned by Joss Investments Limited Partnership of which the General Partner is an entity in which Mr. Kratz holds an interest.

(2) See Attachment

The filing of this statement shall not be deemed an admission that the undersigned is, for purposes of section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the owner of any equity securities covered by this statement.

/S/ OWEN KRATZ	11/27/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Attachment to Form 4 of Owen Kratz

(2)  This Form 4 is being filed in connection with the proposed sale by the Reporting Person of 300,000 shares of the Common Stock of Cal Dive International, Inc. to CSFB Cayman International LDC pursuant to a Variable Prepaid Forward (VPF) transaction effected on November 26, 2002 and subject to the terms set forth in the VPF Contract entered into on November 26, 2002. The final pricing terms of the VPF Contract will be determined by the average sales price that CSFB Cayman International LDC will be able to obtain for an equivalent number of shares of Cal Dive International, Inc. The VPF Contract provides that the Reporting Person will deliver a certain number of shares as determined by the conditions specified in the Contract. The Reporting Person will be required to deliver a number of shares less than or equal to 300,000 shares (subject to applicable adjustments) in January of 2008 or, in the alternative, he may settle the transaction in cash.